UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026 (Report No. 1)

Commission File Number: 000-27466

NICE LTD.

(Translation of registrant’s name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

THE GAAP FINANCIAL STATEMENTS ATTACHED TO THE PRESS RELEASE ATTACHED HERETO AS EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE LTD.`S (“NICE”) REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-166364, 333-168100, 333-171165, 333-162795, 333-162110, 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981, 333-153230, 333-177510, 333-179408, 333-181375, 333-191176, 333-199904, 333-210341, 333-210343, 333-210344, 333-214584, 333-226930, 333-228911, 333-249186, 333-270969, 333-290600, and 333-290601), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

NICE LTD. hereby furnishes this Report on Form 6-K consisting of the following document, which is attached hereto and incorporated by reference herein:

99.1       Press Release: NiCE Exceeds Revenue and EPS Guidance Ranges, Reporting 8% Year-Over-Year Revenue Growth in Third Quarter 2026, dated November 4, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By: /s/ Alon Levy

Name: Alon Levy

Title: Vice President, General Counsel and Corporate Secretary

Date: November 4, 2026

EXHIBIT INDEX

99.1 Press Release: NiCE Exceeds Revenue and EPS Guidance Ranges, Reporting 8% Year-Over-Year Revenue Growth in Third Quarter 2026, dated November 4, 2026.